101 South Queen Street

Martinsburg, West Virginia  25401

Telephone (304) 263-0836

5th Floor, United Square

501 Avery Street

Parkersburg, West Virginia  26101

Telephone (304) 420-5500

7000 Hampton Center, Suite K

Morgantown, West Virginia  26505

Telephone (304) 285-2500

Sandra M. Murphy

Telephone — (304) 347-1131

Facsimile — (304) 343-3058

ATTORNEYS AT LAW 600 Quarrier Street Charleston, West Virginia 25301 Post Office Box 1386 Charleston, West Virginia 25325-1386 Telephone (304) 347-1100 www.bowlesrice.com June 30, 2005

World Trade Center

333 West Vine Street, Suite 1201

Lexington, Kentucky  40507

Telephone (859) 244-7400

19 West Cork Street, Suite 102

Winchester, Virginia  22601

Telephone (540) 723-8877

8550 Mayland Drive, Suite 205-A

Richmond, Virginia  23294-4704

Telephone (804) 314-5487

E-Mail Address:

smurphy@bowlesrice.com

Celeste M. Murphy, Esq.

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Mail Stop 03-03

450 Fifth Street, N. W.

Washington, DC  20549

VIA FEDERAL EXPRESS AND REGULAR MAIL

Re:                               Logan County Bancshares, Inc.
Preliminary Schedule 14A - Filed May 5, 2005
File No. 002-95114

Schedule 13E-3 - Filed May 5, 2005
File No. 005-80719

Dear Ms. Murphy:

On behalf of Logan County BancShares, Inc. (“Logan”), we hereby submit the following responses to your comment letter dated June 3, 2005:

Schedule 14A - General

Comment 1.                                  We note that you have not yet included your proxy card in your filing.  Please provide us with your proxy card on a supplemental basis.  If you choose to file your proxy card in the next amendment please do so in compliance with Rule 14a-6(e)(1) of the Proxy Rules.

Response:

The proxy card was filed with the Securities Exchange Commission on May 5, 2005, as Exhibit 99(A)(2) to Schedule 13E-3.  Logan has revised the proxy card to replace the meeting date with a blank line which will be completed when the proxy materials are distributed to Logan’s shareholders.

2.                                       We note that your meeting date is currently scheduled for June 21, 2005.  Please confirm to us that this date is flexible and that your proxy card will be provided to your shareholders at least 20 business days prior to the date the votes may be used to effect the corporate action in accordance with Note D.3. to Schedule 14A.

Response:

Logan confirms that the date of the meeting of shareholders to vote on the proposed going private transaction is flexible.  Logan will provide the proxy statement and proxy card to its shareholders at least twenty (20) business days prior to the date the shareholders meeting is held in accordance with Note D. 3. to Schedule 14-A.  The Board of Directors will set a new record date to comply with Logan’s bylaws which provide that the record date may not be more than fifty (50) days before the meeting of shareholders.

Summary Term Sheet, page 1
Recommendation of the Logan Board and Determination of Fairness of the Merger Proposal, page 5.

3.                                       Item 1014(a) of Regulation M-A requires a filing person on the Schedule 13D-3 to state a belief as to the fairness of the proposed “Rule 13e-3 transaction” to “unaffiliated security holders.”  Much of your disclosure throughout your document states that the special committee and the board of directors determined that the “merger” is fair to “you” or “shareholders who would receive cash,” etc. which include different concepts.  We note that on page 17 you state that the board determined that the merger is substantively and procedurally fair to the unaffiliated shareholders.  Further, on page 18, you state that the board of directors concluded that the proposed transaction was substantively and procedurally fair to the Company’s unaffiliated shareholders.  Please revise throughout the disclosure materials to provide the finding of the fairness of the Rule 13e-3 transaction, not limited to the merger, as to non-affiliates as a distinct group, as required by Item 1014(a).

Response:

Logan has amended the following sections of the proxy statement to provide that the finding of the fairness of the Rule 13e-3 transaction was not limited to the merger and was made with respect to the unaffiliated shareholders as a distinct group:

Section

Summary Term Sheet / Opinion of Financial Advisor
Summary Term Sheet / Recommendation of the Logan
Board and Determination of Fairness of the Going
Private Transaction
Special Factors - Background of the Merger
Special Factors - Fairness; Recommendation of Board of Directors

Special Factors, page 10
Background of the Merger, page 10

4.                                       Please identify the securities counsel retained and asked to attend the board meeting held on November 1, 2004,  Further, identify the alternative means of reducing the number of shareholders to a level which would permit the Company to suspend its SEC reporting obligations considered by the board of directors at this meeting.

Response:

The securities counsel retained and asked to attend the board meeting held on November 1, 2004, was Bowles Rice McDavid Graff & Love LLP.  The alternative means of reducing the number of shareholders to a level which would permit Logan to suspend its SEC reporting obligations considered by the Board at its November 1, 2004, meeting were:  (i) cash-out merger; (ii) reverse stock split; and (iii) tender offer.  The disclosures on pages 11-12 of the proxy statement have been revised to include this information.

5.                                       How did the special committee determine that the $3.00 premium over the $47.00 value contained in the Southard Financial valuation report was sufficient to compensate small shareholders for having their shares purchased against their wishes?

Response:

For several reasons, the Special Committee determined that the $3.00 premium over the $47.00 valuation price was sufficient to compensate small shareholders for having their shares purchased against their wishes.  First, the $47.00 valuation price represented a 6.82% premium over the most recent trading price known to the Special Committee of $44.00.  By increasing the amount paid to cash-out shareholders to $50 per share, Logan will pay them a premium of 13.6% over the last known trade.  The Special Committee also believed that the $47.00 per share was sufficient because it was based on a valuation analysis typically used in determining the value of shares owned by a controlling shareholder.  The Special Committee concluded that using the controlling shareholder valuation analysis when valuing the unaffiliated minority interests was a conservative approach that would fairly compensate the minority shareholders.  The Special Committee also believed that the $3.00 premium over the $47.00 valuation price would take into account the possibility that if the consummation of the going-private transaction were delayed, Logan’s earnings during this time could cause the value of Logan’s stock to increase.

6.                                       Please revise your disclosure to identify the alternative structures to the going private transaction considered by the board at its February 22, 2005 meeting.

Response:

The disclosure on page 13 of the proxy statement has been revised to clarify that the Board discussed certain risks of the going private transaction including the risk of a third party offer to acquire Logan.  The Board did not consider alternative structures to a cash-out merger at its February 22, 2005, meeting.

7.                                       Clarify whether the fairness finding of Southard addressed the fairness of the price to Logan County Bancshares’s unaffiliated shareholders.  If not, explain here or where appropriate in the disclosure document how the board analyzed the fairness finding of Southard, addressed to “cashed out” shareholders generally, to arrive at a finding of fairness as to the unaffiliated shareholders as a distinct and separate group.

Response:

The fairness opinion of Southard Financial did not distinguish between the unaffiliated shareholders and the affiliated shareholders.  Southard Financial’s fairness opinion addressed whether the cash paid to the cashed-out shareholders was fair from a financial point of view to the cashed-out shareholders and the shareholders of Logan remaining after the going private transaction.  As discussed more fully in its preliminary proxy statement, the Board of Directors considered Southard Financial’s fairness opinion relating to cashed-out shareholders and to the remaining shareholders as one of various material factors in concluding that the proposed going private transaction pursuant to a cash-out merger was fair to unaffiliated shareholders.  Significantly, the shareholders being cashed-out will consist solely of unaffiliated shareholders.  There will be no affiliated shareholders who will be cashed-out as a result of the transaction; however, there will be unaffiliated shareholders who will remain shareholders of Logan after the going private transaction.  Accordingly, the Board considered Southard Financial’s opinion as to the cashed-out shareholders and the remaining shareholders in concluding that the transaction was fair to the unaffiliated shareholders from a financial point of view.  In reaching its determination, the Board of Directors also considered the historical market prices of Logan’s common stock, the lack of a market for trades in Logan’s common stock, Logan’s net book value per share, the going concern value of Logan’s shares as determined by Southard Financial, Logan’s earnings for the past three (3) years, and the fact that the cash consideration provides liquidity for unaffiliated shareholders who are cashed-out.  The Board also took into account the positive and negative factors listed on pages 17 - 18 of the preliminary proxy statement.

8.                                       Did the special committee, at the meeting on March 15, 2005, make a determination of the fairness of the Rule 13E-3 transaction to unaffiliated shareholders?

Response:

Yes, the special committee at the meeting on March 15, 2005, made a determination that the Rule 13E-3 transaction was fair to Logan’s unaffiliated shareholders.

9.                                       Did the board of directors, at the March 22, 2005 meeting, make a determination of the fairness of the Rule 13E-3 transaction to unaffiliated shareholders?

Response:

Yes, as discussed more fully above in question 7, the Board of Directors at the meeting on March 22, 2005, made a determination that the Rule 13E-3 transaction was fair to Logan’s unaffiliated shareholders.

Purpose and Reasons for the Merger, page 14

10.                                 Please state the reasons for undertaking the Rule 13E-3 transaction at this time in the Company’s operating history, as required by Item 1013(c) of Regulation M-A.

Response:

The reason for undertaking the Rule 13E-3 transaction at this time in Logan’s operating history is to suspend the reporting and other obligations applicable to Logan under the Securities Act of 1933 (the “Securities Act”) and the Securities and Exchange Act of 1934 (the “Exchange Act”).  If Logan is able to suspend its reporting obligations under the Securities Act and the Exchange Act, then it will not be subject to the external auditor attestation of internal control functions under Rule 404 of the Sarbanes-Oxley Act of 2002.  In addition, Logan will not incur incremental expenses for legal, accounting and other direct and indirect costs associated with being a reporting company, which management anticipates will be approximately $168,300 in 2005 and $206,000 in 2006.  We have revised our disclosure on page 14 of the proxy statement to clarify Logan’s reasons for undertaking the Rule 13E-3 transaction at this time in Logan’s operating history.

Fair Price Considerations, page 18

11.                                 Please provide us with your analysis for why the certain directors and executive officers and other purchasers of shares during the past two years did not constitute the first steps in the going private transaction.  Refer to Rule 13e-3(a)(3) and Question and Answer No. 4 of Exchange Act Release No. 17719 (April 13, 1981.)

Response:

For the reasons discussed more fully below, the purchase of shares of Logan common stock during the past two years by certain directors, executive officers and other affiliated shareholders does not constitute the first steps in a series of transactions involving a going private transaction.  These purchases were not in furtherance of and did not have the purpose of producing directly or indirectly Logan’s common stock to be held of record by less than 300 shareholders.

A.                                   Facts

The following table lists the purchases of shares of Logan’s common stock by affiliated shareholders during the last two years:

Date of Purchase	Purchaser	Position with Logan	Number of Shares
June 10, 2003	Eddie Canterbury	Director, Executive Officer	100
June 10, 2003	Harvey Oakley	Director, Executive Officer, Principal Shareholder	1,000
June 10, 2003	Glenn Yost	Director	100
June 10, 2003	William W. Wagner	Director	1,100
June 10, 2003	Mark Mareske	Executive Officer	50
September 17, 2003	Earle Queen	Director	58
November 14, 2003	P. Clinton Winter	Principal Shareholder	14,400
April 29, 2004	Harvey Oakley	Director, Executive Officer, Principal Shareholder	102
May 24, 2004	Harvey Oakley	Director, Executive Officer, Principal Shareholder	1,754
June 9, 2004	Harvey Oakley	Director, Executive Officer, Principal Shareholder	10
September 3, 2004	Harvey Oakley	Director, Executive Officer, Principal Shareholder	107
January 13, 2005	Earle Queen	Director, Principal Shareholder	29
January 13, 2005	David McCormick	Director Principal Shareholder	85
May 6, 2005	P. Clinton Winter	Principal Shareholder	9,000
May 25, 2005	Michael Winter	Director	200
	Totals		28,095

•                                          Messrs. Canterbury, Oakley Yost, Wagner and Mareske purchased shares on June 10, 2003, from the Estate of Edna Hall.  These purchases eliminated one (1) shareholder.

•                                          Mr. Queen purchased shares on September 17, 2003, from the Estate of James Ferrell.  Subsequently, the executor of Mr. Ferrell’s estate located an additional stock certificate and requested that Mr. Queen acquire the shares represented by the additional certificate.  Mr. Queen purchased the additional shares on January 13, 2005.  These purchases eliminated one (1) shareholder.

•                                          Mr. P. Clinton Winter purchased shares on November 13, 2003, and May 6, 2005, from the Sarah Matteson Irrevocable Trust.  This purchase did not eliminate a shareholder.

•                                          Harvey Oakley purchased shares on April 29, 2004, May 24, 2004, June 9, 2004, and September 3, 2004.  These purchases eliminated a total of three (3) shareholders.

•                                          Mr. McCormick purchased shares on January 13, 2005.  These purchases eliminated two (2) shareholders.

•                                          Mr. Michael Winter purchased shares from Paul Clinton Winter.  This purchase did not eliminate a shareholder.

Logan is a small, community bank holding company, the stock of which is thinly traded and not listed on any exchange.  The number of individuals interested in buying Logan shares is extremely limited.  It is generally known in the community of Logan shareholders that if a shareholder wanted to sell his shares, the most likely willing purchaser would be a director, executive officer or principal shareholder of Logan.  In addition to corporate insiders, unaffiliated third parties would sometimes make Logan management aware that they were willing to purchase shares.  Accordingly, shareholders interested in selling their Logan shares would often contact Logan management to inquire about known purchasers.  Usually, management would give the selling shareholders the names of persons wanting to buy shares.  As a practical matter, willing purchasers were usually corporate insiders and occasionally an unaffiliated purchaser.

Logan currently has 376 shareholders of record.  Of these shareholders, approximately 151 shareholders hold less than 200 shares and will likely be cashed-out in the proposed going private transaction.  The purchases by affiliated shareholders during the last two years eliminated a total of seven (7) shareholders.  The shares of two (2) of the seven (7) shareholders that were eliminated resulted from sales by the executors of these shareholders’ estates.  Prior to the filing of the Form 8-K announcing Logan’s intention to go private and prior to Logan learning it was subject to the Sarbanes-Oxley Act, purchases by affiliated shareholders eliminated five (5) shareholders.  After the filing of the Form 8-K announcing Logan’s intention to go-private, Mr.  McCormick purchased stock from two (2) shareholders which eliminated these shareholders as owners of Logan stock.  At the time of his purchase, Mr. McCormick directly owned less than 200 shares in his name, although he had indirect beneficial ownership of 37,908 shares.  In order to increase his direct holdings, Mr. McCormick purchased these additional shares with the understanding that if the price paid to cashed-out shareholders was greater than the purchase price he paid them, he would pay these shareholders the difference.

B.                                     Applicable Law

Rule 13e-3(a)(3) defines a Rule 13e-3 transaction as “any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in this paragraph (a)(3)(ii) of this section.”  17 C.F.R. § 240.13e-3.  One of the transactions described in paragraph (a)(3)(i) is “a purchase of any equity security by the issuer of such security or by an affiliate of such issuer” and one of the effects described in paragraph (a)(3)(ii) is “causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to be held of record by less than 300 persons.”  17 C.F.R. § 13e-3(a)(3)(i)(A) and (ii) (A).

In Exchange Release Act No. 17719 (April 13, 1981) the Securities and Exchange Commission directly addressed when a transaction of the type described in paragraph (a)(4)(i) [now paragraph (a)(3)(i)] which would not, if considered by itself, be a Rule 13e-3 transaction be deemed to be a part of a series of transactions which, taken together, constitute a Rule 13e-3 transaction.  See Question 4 of Interpretative Release Relating to Going Private Transactions Under Rule 13E-3, Release No. 34-17719 (April 13, 1981), 46 Fed. Reg. 22571.  The staff noted that the determination of when a transaction by an issuer or an affiliate will be deemed to be part of a series of transactions involving a Rule 13e-3 transaction must be based on the particular facts and circumstances of each situation.  46 Fed. Reg. at 22574. Generally, a specific transaction under paragraph (a)(3)(i) will be regarded as one step in a series of transactions which taken together constitute a Rule 13e-3 transaction if the specific transaction is effected by an issuer or an affiliate as part, or in furtherance, of a series actions, which taken together, have either the reasonable likelihood or a purpose of producing, directly or indirectly, any of the effects under paragraph (a)(3)(ii).  Id.  The SEC staff explained that a transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved would be part of a series of transactions constituting a Rule 13e-3 transaction.  Id.

In the absence of a purpose of producing or facilitating the production of any of the specified effects, the determination of whether a transaction or series of transactions is likely to produce any of such effects must take into account past, current and planned transactions by the issuer, its affiliates and others, as well as other factors which may contribute to the production of such effects.  Id.  On this basis, the staff indicated that a Rule 13e-3 transaction would be deemed to commence with the first transaction which occurs at or after the time when it becomes reasonably likely that any of the specified effects will occur and which directly or indirectly contributes to the production of such effects.  Id.

C.                                     Analysis and Conclusion

Applying the laws to the facts of this case, the purchase of Logan common stock during the past two years by affiliated shareholders does not constitute the first steps in a series of transactions involving a going private transaction.  First, the purchasers were not effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result to be achieved, i.e. the reduction of Logan’s shareholders to less than 300.  The purchases on June 10, 2003, September 17, 2003, November 14, 2003, April 29, 2004, May 24, 2004 and June 9, 2004, eliminated a total of five (5) shareholders.  All of these transactions occurred prior to Logan being aware that it was subject to the Sarbanes-Oxley Act of 2002.  As indicated in Logan’s Form 8-K filed with the  Securities Exchange Commission on July 23, 2004, the Board and management of Logan believed that the Company was not “publicly held” and that it was filing periodic reports with the SEC on a voluntary basis.  Accordingly, the purchase of shares during this time period could not have been effected with a view to (i) increasing the probability of successfully reducing Logan’s shareholders to below 300 or (ii) reducing the expenses of the going-private transaction.  As discussed in Logan’s 8-K filing, the Board of Directors did not decide to go private until November, 2004.

Nor were the purchases by Mr. McCormick on January 13, 2005, effected with a view to (i) increasing the probability of successfully reducing Logan’s shareholders to below 300 or (ii) reducing the expenses of the going-private transaction.  As discussed above Mr. McCormick directly held less than 200 shares, although he had indirect beneficial ownership of 37,908 shares and sought to increase his direct beneficial ownership to more than 200 shares.  Mr. McCormick  purchased the shares of two (2) shareholders with the understanding that if the price paid to cashed-out shareholders was greater than the purchase price he paid to them, he would pay the difference.  The resulting reduction of Logan’s shareholders by two is not significant, and its impact on the success of the going private transaction or the reduction of expenses associated with going private is immaterial.

Moreover, even taking into account, past, current and planned transactions by the issuer, its affiliates and others, as well as other factors which may contribute to the reduction of Logan’s shareholders to less than 300, the transactions at issue were not likely to result in the reduction of shareholders to less than 300.  Logan has not engaged in any stock repurchases during the last two years.  Affiliate purchases before November 1, 2004 which eliminated a total of five (5) shareholders could not have produced the effect of reducing the number of shareholder to below 300.  On that date, there were 401 shareholders of  record.   Accordingly, these purchases were not made in furtherance of the going private transaction because they could not possibly have achieved the result of reducing the number of shareholders to below 300.

Mr. McCormick’s  purchases after November 1, 2004 also could not have resulted in a reduction in the number of shareholders to below 300.  Mr. McCormick’s purchases reduced the number of Logan’s shareholders by only  two (2) shareholders, well short of the goal of  less than 300.  Nor could his purchases  have had the effect of reducing the expense of the going private transaction.  As of May 5, 2005, Logan expects to eliminate a total of 151 shareholders owning approximately 16,158 shares in the going private transaction at a cost of $812,150.  The elimination of these two shareholders resulted in Logan paying approximately $4,250 or 0.52% less to go private.

Based on the foregoing, the purchases by affiliated shareholders during the past two years do not constitute the first steps in the going private transaction.

Opinion of Independent Financial Advisor, page 22

12.                                 We note the reference to “the competitive and economic outlook for Logan’s trade area” and “the future earnings and dividend paying capacity of Logan and its subsidiaries.”  Any projections, including, but not limited to, earnings projections and financial forecasts provided to the fairness advisor for use in valuing the shares should be discussed.  You should also describe the material assumptions underlying them.

Response:

On page 24 of the proxy statement, Southard Financial indicates that in arriving at the Valuation and the Fairness Opinion, it reviewed and analyzed, among other things, “the competitive and economic outlook for Logan’s trade area” and “the future earnings and dividend paying capacity of Logan and it subsidiaries.”  Southard Financial’s source for the competitive and economic outlook for Logan’s trade area consisted of discussions with Logan’s management.  Logan’s management informed Southard Financial that the competitive and economic outlook for the Logan trade area was positive in light of the current demand for coal mined in the Logan trade area and the worldwide demand for energy.  Logan’s management also provided Southard Financial with a 2005 budget.  Although Southard Financial reviewed Logan’s budget, Southard Financial prepared its own projections of earnings and dividend paying capacity which are set forth on pages C-16 through C-19 of the proxy statement.

Selected Financial Data (Unaudited), page 52

13.                                 We note that you reference the Company’s annual report on Form 10-K for the fiscal years ended December 31, 2003 and December 31, 2004, but you incorporated by reference only the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2004.  Revise your disclosure to include an express statement that the financial statements for the two fiscal years required to be filed with the Company’s most recent annual report are incorporated by reference and clearly identify the matter incorporated by reference by page, paragraph, caption or otherwise.  Please see Item 1010(a) of Regulation M-A and Instruction 3 to Item 13 of Schedule 13E-3.

Response:

Logan has added (i) Logan’s Annual Report on Form 10-K/A for the year ended December 31, 2003, and (ii) Logan’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, to the list of documents incorporated by reference.  Logan has also identified the location of the audited and unaudited financial statements incorporated by reference by part, item, and page number.

14.                                 Tell us how unaudited selected financial data meets the summary information requirement that includes a fair and adequate summary of audited financial statements for the two fiscal years required to be filed with the Company’s most recent annual report.  Please see Item 1010(c) and Item 1010(a) of Regulation M-A.

Response:

The summary selected financial data for the years ended December 31, 2003, and December 31, 2004, on page 53 of the proxy statement has been derived from audited financial statements and Logan has deleted any references to unaudited financial data.  Logan has also added summary selected financial data for the quarterly period ended March 31, 2005, to page 54 of the proxy statement and has indicated that this financial data is unaudited.

Consolidated Selected Financial Data, page 53

15.                                 We note that you have incorporated by reference the Company’s annual report on Form 10-K for the year ended December 31, 2004.  We presume that you will, according to our comment above, incorporate the audited financial statements for the two fiscal years required to be filed with the Company’s most recent annual report.  Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation

M-A.  See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H. of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001) (for guidance on a nearly identical instruction in the context of a tender offer).  It appears that only net income per common share to meets one of the requirements of Item 1010(c) of Regulation M-A.  Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation M-A in the Schedule 14A filed in connection with this going private transaction.

Response:

Logan has incorporated the audited financial statements for the year ended December 31, 2003, and the unaudited financial statements for the quarterly period ended March 31, 2005, into the proxy statement according to your comment in Item 14 above.  It has have also expanded the categories of the summarized financial information included on the balance sheet.  In addition, Logan has broken-out the per share data into a separate section and moved the information under the income statement data relating to per share data into this new section.  Logan has also added the per share information as required by Item 1010(c) of Regulation M-A.  The ratio of earnings to fixed charges was not disclosed because Logan has not registered debt securities or preference equity securities which are required to compute the ratio of earnings to fixed charges in accordance with Item 503(d) of Regulation S-K.

Pro Forma Consolidated Balance Sheets, page 56

16.                                 We note that you provide the earnings per share for the most recent fiscal year.  Please provide the company’s statement of income, earning per share, and ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period per Item 1010(b)(2) of Regulation M-A.

Response:

Logan has included the pro forma information disclosing the effect of the going private transaction on Logan’s statement of income and earnings per share for March 31, 2005, in accordance with Item 1010(b)(2) of Regulation M-A.  This information is included on pages 59-62 of the proxy statement.  As indicated in question 15 above, Logan has not included the ratio of earnings to fixed charges because this ratio is not applicable to Logan.  Logan has also revised the pro forma information disclosing the effect of the going private transaction on Logan’s balance sheet and statement of income for December 31, 2004, to reflect the proposed cash-out of 16,158 shares as opposed to the 20,000 shares that Logan originally anticipated would be cashed-out in the going private transaction.

In connection with this response, we have attached a written statement from Logan acknowledging that:

•                                          Logan is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          Logan may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have also enclosed black-lined copies of the revised preliminary proxy statement and amended Schedule 13E-3 to expedite your review.

Very truly yours,

/s/ Sandra M. Murphy
Sandra M. Murphy

SMM/jam

Logan County BancShares, Inc.

Post Office box 597

Logan, West Virginia 25601

(304) 752-2080

June 17, 2005

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Celeste M. Murphy, Esq., Special Counsel

Re:                               Logan County BancShares, Inc.

Preliminary Schedule 14A- filed May 5, 2005

File No. 002-95114

Schedule 13E-3 – filed May 5, 2005

File No. 005-80719

Ladies and Gentlemen:

Pursuant to the letter from the U.S. Securities and Exchange Commission (the “Commission”) dated June 3, 2005, to Sandra M. Murphy, Esq., special securities counsel to Logan County BancShares, Inc. (the “Company”), the Company hereby acknowledges the following with respect to the above-captioned Preliminary Schedule 14A and Schedule 13E-3 and the amendments thereto in the Revised Preliminary Schedule 14A and Schedule 13E-3/A (the “Filings”):

(i)                                     the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

(ii)                                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

(iii)                               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eddie Canterbury
Eddie Canterbury
Executive Vice President and
Chief Executive Officer of
Logan County BancShares, Inc.